Exhibit 99.3

Certain Tax Considerations for Non-Resident Shareholders related to the Buyback

Set forth below are certain tax considerations related to tendering equity shares of face value of ₹ 5/- (Rupees five only) each (“Equity Shares”) of Infosys Limited (the “Company”) in the proposed buyback by the Company of Equity Shares on a proportionate basis through the tender offer route (the “Buyback”). The Buyback, together with certain tax considerations related to the withdrawal of Equity Shares underlying American Depositary Shares (“ADSs”) and the re-deposit of Equity Shares not tendered or not accepted in the Buyback against the creation of ADSs, is described in the Postal Ballot Notice dated September 25, 2025 (the “Postal Ballot Notice”), which has been furnished with the U.S. Securities and Exchange Commission on Form 6-K.

Indian Taxation

THE SUMMARY OF THE INCOME-TAX CONSIDERATIONS IN THIS SECTION ARE BASED ON THE CURRENT PROVISIONS OF THE INCOME-TAX ACT, 1961 AND THE REGULATIONS THEREUNDER, THE JUDICIAL AND THE ADMINISTRATIVE INTERPRETATIONS THEREOF, WHICH ARE SUBJECT TO CHANGE OR MODIFICATION BY SUBSEQUENT LEGISLATIVE, REGULATORY, ADMINISTRATIVE OR JUDICIAL DECISIONS. ANY SUCH CHANGES COULD HAVE DIFFERENT INCOME-TAX IMPLICATIONS.

IN VIEW OF THE PARTICULARISED NATURE OF INCOME-TAX CONSEQUENCES, SHAREHOLDERS ARE REQUIRED TO CONSULT THEIR TAX ADVISORS FOR THE APPLICABLE TAX PROVISIONS INCLUDING THE TREATMENT THAT MAY BE GIVEN BY THEIR RESPECTIVE TAX OFFICERS IN THEIR CASE, AND THE APPROPRIATE COURSE OF ACTION THAT THEY SHOULD TAKE.

THE COMPANY DOES NOT ACCEPT ANY RESPONSIBILITY FOR THE ACCURACY OR OTHERWISE OF SUCH ADVICE. THEREFORE, SHAREHOLDERS CANNOT RELY ON THIS ADVICE AND THE SUMMARY INCOME-TAX IMPLICATIONS RELATING TO THE TREATMENT OF INCOME-TAX IN THE CASE OF BUYBACK OF LISTED EQUITY SHARES ON THE RECOGNISED STOCK EXCHANGE IN INDIA SET OUT BELOW SHOULD BE TREATED AS INDICATIVE AND FOR GUIDANCE PURPOSES ONLY.

General: The basis of charge of Indian income-tax depends upon the residential status of the taxpayer during a tax year. The Indian tax year runs from April 1 until March 31. A person who is an Indian tax resident is liable to income-tax in India on his worldwide income, subject to certain tax exemptions, which are provided under the Income-tax Act, 1961 (the “Act”).

A person who is treated as a non-resident for Indian income-tax purposes is generally subject to tax in India only on such person’s India-sourced income (i.e. income which accrues or arises or deemed to accrue or arise in India) and income received by such persons in India. In case of shares of a company, the source of income from shares would depend on the “situs” of such shares. As per judicial precedents, generally the “situs” of the shares is where a company is “incorporated” and where its shares can be transferred.

Accordingly, since the Company is incorporated in India, the Company’s shares should be deemed to be “situated” in India and any gains arising to a non-resident on acceptance of such shares under the Buyback should be taxable in India under the Act.

Further, the non-resident shareholder can avail benefits of the Double Taxation Avoidance Agreement (“DTAA”) between India and the respective country of which the said shareholder is tax resident subject to satisfying relevant conditions including but not limited to (a) conditions present in the said DTAA (if any) read with the relevant provisions of the Multilateral Convention to Implement Tax Treaty related Measures to Prevent Base Erosion and Profit Shifting (“Multilateral Instrument/ MLI”) as ratified by India with the respective country of which the said shareholder is tax resident, (b) non-applicability of General Anti-Avoidance Rule (“GAAR”) and (c) providing and maintaining necessary information and documents as prescribed under the Act.

The Act also provides for different income-tax rates applicable to the gains arising from the buyback of shares, based on the residential status, classification of the shareholder, nature of the income earned etc. The summary of income-tax implications on buyback of listed equity shares on the recognised stock exchange in India is set out below. All references to equity shares herein refer to listed equity shares unless stated otherwise.

Classification of Shareholders: Shareholders can be classified under the following categories:

a. Resident Shareholders being:

•	Individuals, Hindu Undivided Family (HUF), Association of Persons (AOP) and Body of Individuals (BOI)

•	Others:

-	Company
-	Other than company

b. Non Resident Shareholders being:

•	Non Resident Indians (NRIs)
•	Foreign Institution Investors (FIIs)/ Foreign Portfolio Investors (FPIs)
•	Others:

-	Company
-	Other than company

Classification of Income:

Members may note that as per the Income-tax Act, 1961, (“the IT Act”) as amended by the Finance (No. 2) Act, 2024, the entire consideration paid by company to its shareholders on buyback of shares shall be considered as dividend with effect from October 1, 2024 onwards. In this regard, a new clause (f) has been inserted in section 2(22) of the IT Act, which provides that “dividend” includes any payment by a company on purchase of its own shares from a shareholder in accordance with the provisions of section 68 of the Companies Act, 2013. Hence any consideration paid to shareholders on account of a buyback of shares is taxable in the hands of the shareholders as dividend.

Section 46A of the Income Tax Act,1961 which provides for capital gains taxation in the hands of the shareholders upon buy-back of shares by the company is amended with effect from October 1, 2024 which states that in the case of buy-back of shares, the consideration received by the shareholder will be deemed to be Nil for the purpose of computing capital gains. Consequently, a capital loss will arise in the hands of the shareholder equivalent to the cost of acquisition of the shares bought back.

The Company shall be required to deduct tax at source (TDS) or do withholding of taxes (WHT) from the consideration of buyback at the time of making the payment to shareholders. To enable us to determine the appropriate TDS or WHT rate as applicable, members are requested to submit relevant documents, as specified in the paragraphs below. In the absence of any documents from shareholders the TDS or WHT would be done at the standard prescribed rates under IT Act.

The residential status of the shareholders would be taken as per the information available with the depositories (NSDL/CDSL) or the Registrar and Share Transfer Agent (KFin Technologies Limited) as on Record Date for the Buyback.

Tax Deduction at Source / Withholding of Taxes

For resident shareholders, taxes shall be deducted at source under Section 194 of the IT Act as follows:

Members having valid Permanent Account Number (PAN)	10%* or as notified by the Government of India (GOI)
Members not having PAN / valid PAN	20% or as notified by the GOI

* As per Section 139AA of the IT Act, every individual person who has been allotted a PAN and who is eligible to obtain Aadhaar, shall be required to link the PAN with Aadhaar. In case of failure to comply with this, the PAN allotted shall be deemed to be invalid / inoperative and he shall be liable to all consequences under the IT Act and tax shall be deducted at the higher rates as provided in section 206AA of the IT Act, 1961 i.e., 20% of tax deduction at source.

However, no tax shall be deducted to resident individual shareholders if the total of all dividends and buyback consideration to be received during financial year 2025-2026 does not exceed in aggregate ₹10,000.

Further no tax shall be deducted in cases where individual shareholder provide Form 15G / Form 15H (Form 15G is applicable to resident individual shareholders and Form 15H is applicable to resident individual shareholders aged 60 years or more), subject to conditions specified in the IT Act. If during the financial year 2025-2026 above mentioned Forms become invalid then tax would be deducted on total payments made during the financial year 2025-26 from the buyback consideration. Permanent Account Number (PAN) is mandatory for shareholders providing Form 15G / 15H.

Resident shareholders may also submit declaration or document specifying the provisions of IT Act to claim a lower / nil tax deducted at source. Shareholders may also provide a Lower Tax Deduction Certificate (LTDC) certificate issued by the Income Tax Department under Section 197 or any other section of the IT Act, which authorizes the company to deduct TDS at a lower rate instead of the standard prescribed rate under IT Act.

For non-resident shareholders, income tax is required to be withheld (WHT) from consideration of buyback in accordance with the provisions of Section 195 or Section 196D or any other applicable sections of the Income Tax Act, 1961 as dividend. The current withholding tax is 20% (plus applicable surcharge and cess as below) or as notified by the GOI

Non-resident shareholders may also provide a Lower Tax Deduction Certificate (LTDC) certificate issued by the Income Tax Department under Section 195 or any other section of the IT Act, which authorizes the company to deduct WHT at a lower rate instead of the standard prescribed rate under IT Act.

However, As per Section 90 of the IT Act, non-resident shareholders can avail the provisions of the certain Double Tax Avoidance Agreement (DTAA) provided they satisfy conditions such as non-applicability of the General Anti-Avoidance Rule (“GAAR”), read with Multilateral Instrument (MLI), between India and the country of tax residence of the shareholders, if such DTAA has beneficial provisions with respect to buyback consideration which are considered payable as dividend and shareholders fulfill all requirements of DTAA. For this purpose, i.e. to avail the benefits under the DTAA read with MLI, non-resident shareholders will have to provide all the following documents:

•	Copy of the PAN card allotted by the Indian income tax authorities duly attested by the shareholders or details as prescribed under rule 37BC of the Income-tax Rules, 1962 in absence of PAN Card.

•	Copy of the Tax Residency Certificate for financial year 2025-26 obtained from the revenue or tax authorities of the country of tax residence, duly attested by shareholders / authorized signatory

•

Electronic Form 10F as per notification no. 03/2022 dated July 16, 2022 issued by the Central Board of Direct Tax. Notification can be read under notification-notification-no-3-2022-systems.pdf (incometaxindia.gov.in). Form 10F has to be obtained electronically through the e-filing portal of the Indian income tax website at https://www.incometax.gov.in/iec/foportal.

•	Self-declaration by the shareholders of having no permanent establishment in India in accordance with the applicable tax treaty and IT Act.

•	Self-declaration of beneficial ownership of equity shares by the non-resident shareholder.

•	Self-declaration of fulfilling all conditions of tax treaty for been eligible to claim benefit of the tax treaty (DTAA) read with Multilateral Instrument (MLI).

•	Any other documents as prescribed under the IT Act for lower withholding of taxes, if applicable, duly attested by the shareholders.

Kindly note that extending the benefit of tax treaty (DTAA) would depend on the documents submitted. Further information on the procedural aspects of the same is described in more detail in the Postal Ballot Notice.

STT: As an overall point, since the Buyback is to be undertaken through the settlement mechanism on the Indian Stock Exchanges, such transaction is chargeable to the Securities Transaction Tax (“STT”). STT is a tax payable in India on the value of securities on every purchase or sale of specified securities that are listed on the Recognised Stock Exchanges in India. Currently, the STT rate applicable on the purchase or sale of shares on the stock exchange is 0.10% of the value of the transaction.

Rate of Surcharge and Cess: In addition to the basic tax rate, surcharge, education cess and secondary and higher education cess are leviable as follows:

Surcharge:

•

In case of individuals, HUF, AOP and BOI: Surcharge at 15% is leviable where the total income exceeds ₹ 10 million (approximately US$ 0.11 million) and at 10% where the total income exceeds ₹ 5 million (approximately US$ 0.06 million) but does not exceed ₹ 10 million (approximately US$ 0.11 million).

•

In case of foreign companies: Surcharge at 5% is leviable where the total income exceeds ₹ 100 million (approximately US$ 1.14 million) and at 2% where the total income exceeds ₹ 10 million (approximately US$ 0.11 million) but does not exceed ₹ 100 million (approximately US$ 1.14 million).

The U.S. dollar amounts are based on the exchange rate of ₹ 88.06/USD as of September 19, 2025

(Source: http://www.federalreserve.gov/releases/h10/hist/dat00_in.htm)

Cess:

Heath and Education Cess at 4% is leviable in all cases

Taxation for American Depositary Shares Holders: As described in more detail in the Postal Ballot Notice, a holder of ADSs of the Company may participate in the Buyback by withdrawing his or her ADSs from the depositary facility, such that they become holders of Equity Shares as of the Record Date and then participating in the Buyback.

There can be no assurance that the Equity Shares offered by an ADS holder in the Buyback will be accepted.

ADS holders are advised to consult their legal, financial and tax advisors for advice prior to participating in the Buyback, including advice related to any related regulatory approvals and tax issues.

Income-tax implications on withdrawal and re-deposit of Equity Shares:

•	While there are arguments in favour that conversion of ADS into shares should not be subject to capital gains tax, this view is not free from doubt as law is not very clear on this aspect.
•

The shares which would not be accepted by the Company for buyback could get reconverted into ADS. As far as taxability of such reconversion is concerned, there are two possible views i.e. whether such reconversion of shares into ADS is a taxable transfer and accordingly would attract capital gains tax or vice versa. While there are arguments supporting both the views, the view that such reconversion is not a taxable transfer may be construed to be a better view.

THE ABOVE DISCLOSURE ON TAXATION SETS OUT THE PROVISIONS OF LAW IN A SUMMARY MANNER ONLY AND IS NOT A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX CONSEQUENCES OF THE DISPOSAL OF EQUITY SHARES. THIS DISCLOSURE IS NEITHER BINDING ON ANY REGULATORS NOR CAN THERE BE ANY ASSURANCE THAT THEY WILL NOT TAKE A POSITION CONTRARY TO THE COMMENTS MENTIONED HEREIN. HENCE, YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISORS FOR THE TAX PROVISIONS APPLICABLE TO YOUR PARTICULAR CIRCUMSTANCES.

Certain Material U.S. Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that may be relevant with respect to a participation in the buyback of Equity Shares to U.S. holders (as defined below) and is for general information only. For purposes of this discussion, “U.S. holders” are individuals who are citizens or residents of the United States, corporations (or other entities treated as corporations for U.S. federal income tax purposes) created in or under the laws of the United States or any political subdivision thereof or therein, estates, the income of which is subject to U.S. federal income taxation regardless of its source and trusts having a valid election to be treated as U.S. persons (within the meaning of Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the “Code”)) in effect under U.S. Treasury Regulations or for which a U.S. court exercises primary supervision and a U.S. person has the authority to control all substantial decisions.

This summary is limited to U.S. holders who hold Equity Shares or ADSs as capital assets (generally, property held for investment). In addition, this summary is limited to U.S. holders who are not residents in India for purposes of the Convention between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Treaty”). If a partnership (or an entity treated as a partnership or a pass-through entity for U.S. federal income tax purposes) holds the Equity Shares or ADSs, the tax treatment of a partner or an owner of such entity will generally depend upon the status of the partner or owner and upon the activities of the partnership or such pass-through entity. A partner or an owner in a partnership or a pass-through entity holding Equity Shares or ADSs should consult its own tax advisor.

This summary does not address any tax considerations arising under the laws of any U.S. state or local or non-U.S. jurisdiction, potential application of the Medicare contribution tax on net investment income, or tax considerations under any U.S. non-income tax laws. In addition, this summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, insurance companies, regulated investment companies, pension plans, real estate investment trusts, financial institutions, dealers in securities or currencies, tax-exempt entities, persons liable for alternative minimum tax, persons that hold Equity Shares or ADSs as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, persons holding ADSs or Equity Shares through partnerships or other pass-through entities, persons that have a “functional currency” other than the U.S. dollar or holders of 10% or more, by voting power or value, of Equity Shares of the Company, controlled foreign corporations, foreign controlled foreign corporations passive foreign investment companies, or corporations that accumulate earnings to avoid U.S. federal income tax, persons subject to special tax accounting rules as a result of any item of gross income with respect to our Equity Shares or ADSs being taken into account in an applicable financial statement, persons who hold or receive Equity Shares or ADSs pursuant to the exercise of any option or otherwise as compensation, persons deemed to sell Equity Shares or ADSs under the constructive sale provisions of the Code, and certain U.S. expatriates and certain former citizens or long-term residents of the United States.

This summary is based on the Code as in effect on the date of this document and on U.S. Treasury Regulations in effect or, in some cases, proposed, as of the date of this document, as well as judicial and administrative interpretations thereof available on or before such date and is based in part on the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

EACH PROSPECTIVE PARTICIPANT IN THE BUYBACK WHO IS A U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PARTICIPATING IN THE BUYBACK.

Ownership of ADSs. For U.S. federal income tax purposes, U.S. holders generally will be treated as the owners of Equity Shares represented by such ADSs. Accordingly, the conversion of ADSs into Equity Shares to participate in the Buyback, and the conversion of Equity Shares that are not tendered in the Buyback, or that are tendered, and not accepted in the Buyback, into ADSs generally will not be subject to U.S. federal income tax.

Tax Treatment of Buyback. An exchange of Equity Shares for cash by a U.S. holder pursuant to the Buyback will be a taxable transaction for U.S. federal income tax purposes. In such case, depending on the applicable U.S. holder’s particular circumstances, such tendering U.S. holder will be treated either as recognizing gain or loss from the disposition of the Equity Shares or as receiving a distribution from the Company.

Under Section 302 of the Code, a tendering U.S. holder will recognize gain or loss on the exchange of Equity Shares for cash if the exchange:

•	results in a “substantially disproportionate” redemption with respect to such U.S. holder; or
•	is “not essentially equivalent to a dividend” with respect to the U.S. holder.

An exchange of Equity Shares for cash generally will be a substantially disproportionate redemption with respect to a U.S. holder if (1) the percentage of the voting stock owned by such U.S. holder immediately after the exchange is less than 80% of the percentage of the voting stock owned by such U.S. holder immediately before the exchange, and (2) immediately after the exchange the U.S. holder owns less than 50% of the total combined voting power of all classes of stock entitled to vote. In applying the Section 302 tests, each U.S. holder must take into account Equity Shares and ADSs that such U.S. holder constructively owns under certain attribution rules, pursuant to which a U.S. holder will be treated as owning any Equity Shares and ADSs owned by certain family members (which family attribution, in certain circumstances, may be waived) and related entities, and Equity Shares and ADSs that the U.S. holder has the right to acquire by exercise of an option. Each U.S. holder is expected to consult with its own tax advisor with respect to the application of such attribution rules given such U.S. holder’s particular circumstances.

If an exchange of Equity Shares for cash fails to satisfy the “substantially disproportionate” test, the U.S. holder may nonetheless satisfy the “not essentially equivalent to a dividend” test. An exchange of Equity Shares for cash will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. holder’s equity interest in the company given such U.S. holder’s particular facts and circumstances. The Internal Revenue Service (the “IRS”) has indicated in published rulings that a relatively minor reduction of the proportionate equity interest of a U.S. holder whose relative equity interest is minimal and who does not exercise any control over or participate in the management of corporate affairs should be treated as “not essentially equivalent to a dividend.” Each U.S. holder should consult its tax advisors regarding the application of the rules of Section 302 in its particular circumstances. Because the Section 302 tests are applied on a “stockholder-by-stockholder” basis, the Buyback may be a sale or exchange for certain U.S. holders and a distribution for others.

Sale or Exchange: Subject to the “passive foreign investment company” (“PFIC”) rules described below, if a U.S. holder is treated as recognizing gain or loss for U.S. federal income tax purposes from the disposition of Equity Shares for cash, such gain or loss will be equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s tax basis, determined in U.S. dollars, in the Equity Shares. Gain or loss recognized will be long-term capital gain or loss with respect to Equity Shares held for more than 12 months at the time of the sale or other disposition, and any gain recognized generally will be income from sources within the United States for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. holders are generally taxed at preferential rates. Capital gains realized by a U.S. holder upon sale of Equity Shares may be subject to tax in India, including withholding tax. See “Indian Taxation” above. Due to limitations on foreign tax credits, however, a U.S. holder may not be able to utilize any such taxes as a credit against the U.S. holder’s federal income tax liability. U.S. holders should consult their own tax advisors regarding the tax treatment to them if the Buyback is treated as a sale or exchange.

Distribution: If a U.S. holder is not treated under the Section 302 tests (discussed above) as recognizing gain or loss on an exchange of Equity Shares for cash, such U.S. holder will be treated as having received a distribution from the Company. The gross amount of the distribution will generally be treated as dividend income to the extent made from the current or accumulated earnings and profits (as determined under U.S. federal income tax principles) of the Company. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. To the extent that the amount of the Buyback exceeds the Company’s current and accumulated earnings and profits (if any) as determined under U.S. federal income tax principles, such excess will be treated first as a tax-free return of the U.S. holder’s tax basis in the Equity Shares and thereafter as capital gain.

The Company does not intend to calculate its earnings and profits according to U.S. tax accounting principles. Accordingly, notwithstanding the discussion in the preceding paragraphs, if the Buyback is treated as a distribution on Equity Shares, such distribution will generally be taxed as a dividend for U.S. tax purposes.

Subject to certain conditions and limitations, including the PFIC rules described below, dividends paid to non-corporate U.S. holders, including individuals, may be eligible for a reduced rate of taxation if the Company is deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes a foreign corporation if (1) its shares are readily tradable on an established securities market in the United States, or (2) it is eligible for the benefits under a comprehensive income tax treaty with the United States, including the Treaty. Our ADSs are listed on NYSE. We believe, but cannot assure you, that the ADSs will be readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. Based on existing guidance, it is not clear whether a dividend on an Equity Share will be treated as a qualified dividend, because the Equity Shares are not themselves listed on a U.S. exchange. However, the Company may be eligible for benefits under the Treaty. A corporation is not a qualified foreign corporation if it is a PFIC in the current taxable year or the prior taxable year (as discussed below).

If the proceeds are paid in Indian Rupees, the amount of the proceeds included in the income of a U.S. holder will be the U.S. dollar value of the payments made in Indian Rupees, determined at a spot exchange rate between Indian Rupees and U.S. dollars on the date such proceeds are included in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss, if any, resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as U.S. source ordinary income or loss.

EACH PROSPECTIVE PARTICIPANT IN A COMPANY BUYBACK SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PARTICIPATING IN THE BUYBACK AND WHETHER ANY FOREIGN TAX CREDITS ARE AVAILABLE TO IT IN RESPECT OF INDIAN WITHHOLDING TAX, IF ANY.

Passive Foreign Investment Company: A non-U.S. corporation will be classified as a PFIC for U.S. Federal income tax purposes if either:

(1)	75% or more of its gross income for the taxable year is passive income; or
(2)	on average for the taxable year by value, if 50% or more of its assets produce or are held for the production of passive income.

The Company does not believe that it satisfies either of the tests for PFIC status for the fiscal year ended March 31, 2025, and the Company does not expect to satisfy either of the tests for the fiscal year ending March 31, 2026. However, because this determination is made on an annual basis and depends on a variety of factors (including the Company’s market capitalization), no assurance can be given that the Company was not considered a PFIC for the fiscal year ended March 31, 2025, or that the Company will not be considered a PFIC for the current fiscal year and/or future fiscal years. If the Company were to be a PFIC for any taxable year, U.S. holders would be required to pay an interest charge together with tax calculated at an ordinary income rates on “excess distributions,” as the term is defined in relevant provisions of U.S. tax laws, and on any gain on a sale or other disposition of Equity Shares, unless a U.S. holder makes a “QEF election” or a “mark-to-market” election, as described below. In addition, individual U.S. holders will not be eligible for the reduced rates of dividend taxation described above if the Company is a PFIC for the fiscal year of the dividend payment or the preceding taxable year.

If the Company is a PFIC in any year, so long as the Equity Shares or ADSs are and remain “marketable,” a U.S. holder may be able to avoid the excess distribution rules described above by having made a timely so-called “mark-to-market” election with respect to such U.S. holder’s Equity Shares or ADSs. The Equity Shares or ADSs will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located. A mark-to-market election will be effective for the taxable year for which the election is made and for all subsequent taxable years, unless the Equity Shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. No assurances may be given regarding whether the Equity Shares or ADSs will qualify, or will continue to be qualified, as being regularly traded in this regard. However, because a mark-to-market election cannot be made for any lower-tier PFICs that the Company may own, a U.S. holder may continue to be subject to the PFIC rules with respect to any indirect interest in any investments held by the Company that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including the Company’s subsidiaries. U.S. holders should consult their own tax advisors with respect to making a mark-to-market election and the tax consequences of the Buyback if such an election is in effect.

In addition, if the Company is a PFIC in any year, a U.S. holder might be able to avoid the excess distribution rules described above by making a timely so-called “qualified electing fund” election, or QEF election, to be taxed currently on his, her or its pro rata portion of the Company’s income and gain. However, the Company has not provided and does not plan to provide information necessary for the QEF election, so such election would not have been available to U.S. holders.

In addition, certain information reporting obligations on IRS Form 8621 may apply to U.S. holders if the Company is determined to be a PFIC, including in the year of a sale or disposition.

Backup Withholding Tax and Information Reporting. Any dividends paid, or proceeds on a sale of, Equity Shares to or by a U.S. holder may be subject to U.S. information reporting, and backup withholding, currently at a rate of 24%, may apply unless such holder is an exempt recipient or provides a U.S. taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with any applicable backup withholding requirements. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax, provided that the required information is furnished to the IRS.

THE ABOVE SUMMARY IS NOT INTENDED TO BE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO PARTICIPATION IN THE BUYBACK. YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PARTICIPATION IN THE BUYBACK, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY U.S. STATE OR LOCAL OR NON-U.S. JURISDICTION AND ANY ESTATE, GIFT AND INHERITANCE LAWS.